Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)

(a Massachusetts limited liability company)

Financial Report

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___27777 Franklin Rd, Suite 900___
                    (No. and Street)

___Southfield___   ___MI___   ___48034___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Plante & Moran, PLLC___
          (Name – if individual, state last, first, middle name)

___1111 Michigan Avenue___ ___East Lansing___   ___MI___   ___48823___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Patrick Kendall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bluerock Capital Markets, LLC _____, as

of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Director of Corporate Finance & Private Placements
Title

See Attached
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acknowledgment of Individual

STATE OF MICHIGAN

COUNTY OF _OAKLAND_

The foregoing instrument was acknowledged before me this _27th of FEB 2018_ (date) by
Patrick Kendall _____ (name of person acknowledged).

_____

Notary Public _Patricia R Tkach_

Printed Name:

My Commission Expires:

PATRICIA L. TKACH
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 27, 2020
Acting in the County of _OAKLAND_

_____

Bluerock Capital Markets, LLC

Contents

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bluerock Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on Bluerock Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluerock Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Bluerock Capital Markets, LLC's auditor since 2013.
East Lansing, Michigan
February 23, 2018

Bluerock Capital Markets, LLC
Balance Sheet
December 31, 2017

Assets

Cash	$	697,420
Accounts receivable		2,501
Prepaid expenses and other assets (Note 2)		694,741
Due from Related Party (Note 4)		16,853
Equipment and software - net (Note 5)		71,199
Total Assets	$	1,482,714

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued, and other liabilities	$	213,478
Payable to commissioned agents		368,615
Note payable (Note 8)		12,126
Total liabilities	$	594,219
Member's Equity	$	888,495
Total Liabilities and Member's Equity	$	1,482,714

See Notes to Financial Statements

Bluerock Capital Markets, LLC

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(1). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets, LLC (currently the Company's sole member) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Business Cycle – The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company's circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Cash - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. The Company periodically holds cash in excess of federally insured amounts.

Accounts Receivable – Accounts receivable are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully

Bluerock Capital Markets, LLC

Note 1 - Nature of Business and Significant Accounting Policies
(Continued)

recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commission Revenue and Expense – The Company recognizes commission revenue on the trade-date as securities transactions occur. The related commission expense payable to independent agents is also recorded on the same trade-date basis.

Income Taxes - Income or loss of the Company is allocated wholly to its sole member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the sole member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm adopted this ASU in January 2018 using a modified retrospective approach. Adoption did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

Note 2 – Commission Financing Agreement

On September 30, 2015, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and Northern Lights Distributors, LLC, a Nebraska limited liability company (the "Distributor"). The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing

Bluerock Capital Markets, LLC

Note 2 – Commission Financing Agreement
(Continued)

Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Prepaid expenses and other assets" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis, but are not included as a component of Accounts Payable, accrued or other liabilities as of the balance sheet date because the Advanced Commissions do not meet the true definition of a liability as it will be recouped over the course of the succeeding 12 months.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $209,430, and net capital requirements of $39,615. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 2.84 to 1.

Note 4 - Related Party Transactions

As of December 31, 2017, the Company is due reimbursable expenses in the amount of $16,853 from a related entity through common ownership.

For the year ended December 31, 2017, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $10,225,000 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 5 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 102,878	3-5
Furniture and fixtures	16,984	5
Leasehold improvements	4,455	5
Computer software	163,463	5
Total Cost	$ 287,780	
Accumulated Depreciation	(216,581)	
Net equipment and software	$ 71,199	

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 6 -Leases

The Company occupies office space at 4100 Newport Place, Suite 720 in Newport Beach, California and at 20 West 55th Street in New York, New York under operating agreements through January 31, 2019 and July 31, 2020, respectively.

The Company has entered into an agreement with Bluerock Real Estate, LLC ("BRRE") effective June 28, 2017 for the New York office space lease that commenced on July 1,

2017 and expires on July 31, 2020. Per the agreement, the Company agrees to reimburse the rental payments made by BRRE on behalf of the Company.

Minimum future rental payments under non-cancelable operating leases having the following payments are as follows:

Bluerock Capital Markets, LLC

Note 6 – Leases
(Continued)

Years Ending	Rental Payments
12/31/2018	$ 240,829
12/31/2019	197,515
12/31/2020	114,308
Total future lease payments	$ 552,652

Note 7 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Note 8 - Note Payable

The Company entered into a premium finance agreement in the amount of $72,100 for an Error and Omissions ("E & O") Insurance Policy with a coverage period from April 1, 2017 through April 1, 2018. The loan carries an annual interest rate of 2.740%. As of December 31, 2017, the company has a remaining balance of $12,126 on the note payable. The remaining balance will be paid in 2018. Total interest expense related to this note was $825 and is presented as a component of General and Administrative expense on the Statement of Operations for the year ended December 31, 2017.

Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 23, 2018, the date on which the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.